October 2, 2006

Global Alpha Fund
(A Series of Advantage Funds, Inc.)

Supplement to Prospectus dated May 2, 2006
As revised, August 8, 2006

The following information supplements and should be read in conjunction with the section of the fund's Prospectus entitled "Shareholder Guide-Sales Charge Reductions and Waivers":

Class A shares of the fund may be purchased at NAV without payment of a sales charge by full-time employees of financial advisory consulting firms that (i) review, analyze, evaluate and/or recommend investment products, including the fund, for which Mellon Capital provides investment advice and (ii) have been approved by the fund's distributor. Investors who purchase Class A shares of the fund at NAV pursuant to this front-end sales charge waiver and who exchange such shares for Class A shares of other Dreyfus-managed or Founders-managed funds will be subject to the sales charge applicable to the Class A shares received in the exchange.

October 2, 2006

Global Alpha Fund
(A Series of Advantage Funds, Inc.)

Supplement to Statement of Additional Information
dated May 2, 2006

The following information supplements and should be read in conjunction with the section of the Fund's Statement of Additional Information entitled "How to Buy Shares - Class A or Class T Shares Offered at Net Asset Value":

Class A shares of the Fund may be purchased at net asset value without a sales load by full-time employees of financial advisory consulting firms that (i) review, analyze, evaluate and/or recommend investment products, including the Fund, for which Mellon Capital provides investment advice and (ii) have been approved by the Distributor. Investors who purchase Class A shares of the Fund at net asset value pursuant to this front-end sales load waiver and who exchange such shares for Class A shares of other Dreyfus-managed or Founders-managed funds will be subject to the sales load applicable to the Class A shares received in the exchange.